tns™

05009406

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

28 June 2005

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Additional Listing – 27 June 2005.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
JUN 30 2005
WASH. D.C. 199 SECTION

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050627 - (Securities & Exchange Commission)(Taylor Neslon Sofres plc - Additional Listing.doc

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1070O	Taylor Nelson Sofres PLC	Additional Listing		Released	16:27 27 Jun 05			Replace
9434N	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	09:57 23 Jun 05			Replace
5700N	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	17:14 14 Jun 05			Replace
0252N	Taylor Nelson Sofres PLC	Director Shareholding		Released	17:03 1 Jun 05			Replace

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Additional Listing		16:27 27 Jun 05		

Full Announcement Text

Taylor Nelson Sofres plc
27 June 2005

Application for Admission of Securities to the Official List
5,000,000 ordinary shares at 5 pence each

Application has been made to the London Stock Exchange and the Financial Services Authority to block list 5,000,000 ordinary shares. The shares will be allotted from time to time under the following Plans: -

Executive Share Option Plan	4,000,000 ordinary shares
Worldwide Employee Sharesave Plan (WESP)	1,000,000 ordinary shares

END

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